 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

EPL OIL & GAS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

26883D1081
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26883D1081
1	Names of Reporting Person.	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	280,969
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	280,969
11	Aggregate Amount Beneficially Owned by Each Reporting Person	280,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.72%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	623,615
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	623,615
11	Aggregate Amount Beneficially Owned by Each Reporting Person	623,615
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	1.59%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,307
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,307
11	Aggregate Amount Beneficially Owned by Each Reporting Person	18,307
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.05%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,432,534
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,432,534
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,432,534
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	3.65%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,406,336
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,406,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,406,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	3.58%%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,803,709
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,803,709
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,803,709
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	9.69%%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,803,709
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,803,709
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,803,709
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	9.69%%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,803,709
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,803,709
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,803,709
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	9.69%%
14	Type of Reporting Person	IN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	3,803,709
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	3,803,709
11	Aggregate Amount Beneficially Owned by Each Reporting Person	3,803,709
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	9.69%%
14	Type of Reporting Person	IN

This Amendment No. 8 to Schedule 13D (the "Amendment No. 8") modifies and supplements the Schedule 13D initially filed on July 3, 2008 (the "Original Statement"), as amended by Amendment No. 1 filed on October 14, 2008, Amendment No. 2 filed on January 27, 2009, Amendment No. 3 filed on March 5, 2009, Amendment No. 4 filed on September 29, 2009, Amendment No. 5 filed on December 4, 2012, Amendment No. 6 filed on December 31, 2012 and Amendment No. 7 filed on March 21, 2013 (the Original Statement, as amended, the "Statement"), with respect to the common stock, $0.001 par value per share (the “Common Stock”) of EPL Oil & Gas, Inc. (f/k/a/ Energy Partners, Ltd.) (the “Company”). Except to the extent supplemented or amended by the information contained in this Amendment No. 8, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

On March 27, 2013, a Form 144 was filed by the Purchasing Entities indicating their intention to sell up to an aggregate amount of 370,000 shares of Common Stock. Since the date of the last Amendment to the Statement and as of the close of business on May 16, 2013, the Purchasing Entities sold 848,386 shares of Common stock under open Form 144 filings.

On April 30, 2013, Marc McCarthy, an employee of Wexford Capital LP, received a Restricted Stock Award for his service on the Board of Directors for 3,061 shares of Common Stock, one half of these shares vest immediately, the remaining half vest one day after the next annual meeting. All shares have been assigned to Wexford Capital LP.

On May 9, 2013, the Company filed a shelf registration statement on Form S-3 (File No.333-188501) (the “Registration Statement”) registering 7,489,596 shares of Common Stock to be offered and sold by certain selling stockholders named therein, of which an aggregate of 4,382,746 shares of Common Stock were registered for resale by the Reporting Persons.  As of the close of business on May 16, 2013, the Purchasing Entities sold 462,268 shares of Common Stock under the Registration Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

As of May 16, 2013 and since the date of the Amendment No. 7 to the Statement, the Reporting Persons sold an aggregate of 1,310,654 shares of Common Stock in open market transactions at an average price of $32.7546 per share. As a result of the sales, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 39,256,817shares of Common Stock issued and outstanding as of April 26, 2013 as reported in the Company’s Form 10-Q filed with the Commission on May 2, 2013) are as follows:

Debello Investors LLC
(a) Amount beneficially owned:	280,969	Percent of class:	0.72%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			280,969
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			280,969

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	623,615	Percent of class:	1.59%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			623,615
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			623,615

Wexford Catalyst Trading Limited
(a) Amount beneficially owned:	18,307	Percent of class:	0.05%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			18,307
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			18,307

Wexford Spectrum Fund, L.P.
(a) Amount beneficially owned:	1,432,534	Percent of class:	3.65%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,432,534
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,432,534

Spectrum Intermediate Fund Limited
(a) Amount beneficially owned:	1,406,336	Percent of class:	3.58%%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,406,336
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,406,336

Wexford Capital LP
(a) Amount beneficially owned:	3,803,709	Percent of class:	9.69%%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,803,709
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,803,709

Wexford GP LLC
(a) Amount beneficially owned:	3,803,709	Percent of class:	9.69%%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,803,709
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,803,709

Charles E. Davidson
(a) Amount beneficially owned:	3,803,709	Percent of class:	9.69%%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,803,709
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,803,709

Joseph M. Jacobs
(a) Amount beneficially owned:	3,803,709	Percent of class:	9.69%%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			3,803,709
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			3,803,709

Wexford Capital may, by reason of its status as managing member, investment manager or sub advisor of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 8 to the Schedule 13D.

* * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2013                                                         DEBELLO INVESTORS LLC

                       By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

                       By:  /s/ Arthur Amron
Name:  Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD CATALYST TRADING LIMITED

                       By:  /s/ Arthur Amron
Name:  Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
By: Wexford Spectrum Advisors, L.P., its GP
By: Wexford Spectrum Advisors GP LLC, its GP

                       By:  /s/ Arthur Amron
Name: Arthur Amron
Title:  Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

                       By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By: Wexford GP LLC, its general partner

                       By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD GP LLC

                       By:  /s/ Arthur Amron
Name: Arthur Amron
Title:  Vice President and Assistant Secretary

                            /s/ Charles E. Davidson
        Charles E. Davidson

                           /s/ Joseph M. Jacobs
       Joseph M. Jacobs